Exhibit 99.2

maNagemeNt’s disCussioN aNd aNalysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to the Company as at March 19, 2013 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes as at and for the years ended December 31, 2012 and 2011. The audited consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Cautionary Statement on Forward-Looking Information at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the years ended December 31, 2012 and 2011 and the corresponding notes to the financial statements which are available on the Company’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and in our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, and the Company’s Form 40-F is available on EDGAR at www.sec.gov. These documents contain descriptions and maps of certain of the Company’s producing and advanced royalty and stream assets. For additional information, the Company’s website can be found at www.franco-nevada.com.

TABLE oF CoNTENTs

Highlights	2
Company Overview	2
2012 Overview	3
2013 Guidance	4
Business Developments	5
Summary of Financial Information	6
Overview of Financial Performance	7
Revenue	10
Costs and Expenses	14
Non-IFRS Financial Measures	18
Financial Position, Liquidity and Capital Resources	22
Critical Accounting Estimates	24
Outstanding Share Information	25
Risk Factors	26
Internal Control over Financial Reporting and Disclosure Controls and Procedures	27
Cautionary Statement on Forward Looking Information	28

2012 AnnuAl RepoRt | Franco-Nevada Corporation

Highlights

(in millions of U.S. dollars, except per share amounts)

For the twelve months ended December 31, 2012:

•             Record Revenue of $427.0 million (2011 - $411.2 million);

•             Net Income of $102.6 million, or $0.72 per share (2011 - loss of $6.8 million or $0.05 per share);

•             Adjusted Net Income(1) of $171.0 million, or $1.19 per share (2011 - $136.0 million or $1.08 per share);

•             Adjusted EBITDA(1) of $347.8 million, or $2.43 per share (2011 - $327.3 million or $2.61 per share);

•             Cash, cash equivalents and short-term investments totaled $779.9 million as at December 31, 2012;

•             No debt;

•             Total shareholder’s equity of $3,149.1 million;

•             Dividends declared of $87.7 million, an increase of 53.3% over 2011; and

•             $1.5 billion in transactions completed and/or committed during 2012.

For the three months ended December 31, 2012:

•             Revenue of $114.1 million (2011 - $118.5 million);

•             Net Loss of $33.1 million, or $0.23 per share (2011 - loss of $105.4 million or $0.80 per share);

•             Adjusted Net Income(1) of $47.0 million, or $0.32 per share (2011 - $40.8 million or $0.31 per share);

•             Adjusted EBITDA(1) of $93.7 million, or $0.65 per share (2011 - $94.2 million or $0.72 per share); and

•             $400.0 million in transactions in Q4 2012.

(1) Adjusted Net Income and Adjusted EBITDA are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 19-22 of this MD&A.

Company Overview

Franco-Nevada is a gold royalty and stream company. The Company has a diversified portfolio of cash-flow producing assets and interests in some of the largest gold development and exploration projects in the world. Its business model benefits from rising commodity prices and new discoveries while limiting exposure to operating and capital cost inflation. Franco-Nevada has substantial cash with no debt and is generating cash flow from its portfolio that is being used to expand its asset portfolio and pay monthly dividends.

We are the leading gold-focused royalty and stream company. We believe we achieved this through sound management of our current portfolio and through accretive transactions using a long-term investment perspective. Our business model is to grow our portfolio through organic growth and acquisitions of high quality, high margin assets thereby limiting our downside exposure but retaining upside potential to higher commodity prices, new exploration discoveries and expansion decisions. Our growth strategy is predicated on increasing net asset value (“NAV”) on a per share basis, as we strongly believe that sustainable growth in per share NAV will be reflected in growth in our share price. Accordingly, NAV accretion per share is one of our key acquisition metrics.

The Company believes that an investment in Franco-Nevada’s shares can provide yield, exposure to optionality and more upside than a gold ETF with less risk than an operating gold company. Franco-Nevada’s common shares trade under the symbol FNV on both the Toronto and New York stock exchanges. 2012 marked the Company’s fifth anniversary since its initial public offering (“IPO”) in December 2007. Over the past five years, Franco-Nevada’s share price has outperformed the gold price and other equity benchmarks.

The GOLD Investment that WORKS

5-Year Share Price Performance

(in U.S. dollars)

2012 Overview

Franco-Nevada’s portfolio continued to deliver strong operating performance in 2012. Overall 2012 production attributable to Franco-Nevada from its royalty and stream interests was not significantly different from management’s expectations. However, commodity prices were more volatile resulting in significantly lower average prices on a year over year basis for platinum group metals (“PGMs”) and oil & gas prices.

The Company recorded revenue of $427.0 million for fiscal 2012 which is higher than 2011 revenue of $411.2 million. This was an annual revenue record for the Company but was slightly below the original 2012 revenue guidance provided by management of $430.0 million to $460.0 million. The difference is due to lower average commodity prices in 2012 than what was assumed for guidance purposes. If actual commodity prices for 2012 had matched those that were assumed, the 2012 revenue would have been $440.0 million to $445.0 million.

Quarterly Revenue by Commodity

During 2012, many resource sector companies faced challenges with capital and operating costs, government encroachments and asset impairments. Royalty and stream financing companies benefitted from the lack of equity and debt available to resource companies with significant stream transactions being completed and/or announced in 2012. Franco-Nevada was active in 2012 with the most significant acquisitions being the Cobre Panama precious metals stream and the additions to our Weyburn Unit. (See “Business Developments” below).

The Company ended the year with a robust balance sheet. At December 31, 2012, the Company had $631.7 million in cash and cash equivalents, $148.2 million in liquid investments, $108.4 million in investments, of which $73.9 million was held in publicly traded instruments, and an undrawn $175.0 million credit facility, which was subsequently replaced with an unsecured $500.0 million credit facility after year end, from which to fund future acquisitions.

2013 Guidance

The following contains forward-looking statements about our outlook for 2013. Reference should be made to the “Cautionary Statement on Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward looking statements in the following, please see the Cautionary Statement, the “Risk Factors” section of this MD&A and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on www.sec.gov.

For 2013, the Company is expecting the following with respect to its key producing assets by revenue category:

•              Gold — U.S.:  Goldstrike royalty ounces for 2013 are expected to be lower than 2012.  Barrick Gold Corporation (“Barrick”) announced that construction activities surrounding its thiosulfate project are expected to reduce capacity at the autoclave facility.  As well, Barrick announced higher expected capital expenditures during 2013.  These developments will impact our NSR royalty ounces and NPI royalty ounces, respectively, but the investment is expected to accelerate production from stockpiles and benefit future royalty revenues.  At Gold Quarry, the Company expects higher royalty ounces for 2013 than in prior years based on stockpiled ore.  Royalty ounces from Bald Mountain, Hollister and Mesquite are expected to be lower in 2013 due to mining sequencing at Bald Mountain, creditor protection activities at Hollister and mining on ground that attracts a lower royalty at Mesquite.

•              Gold — Canada:  Detour Lake poured its first gold in February 2013. Detour Gold Corporation (“Detour”) announced that it expects to produce 350,000 to 400,000 ounces of gold in 2013 from Detour Lake on which the Corporation has a 2% NSR.  At Hemlo, the Corporation’s NPI on the down dip extension of the mine is expected to benefit from a full year of production as initial capital costs have been recovered. At Timmins West, where the Corporation has a 2.25% NSR, Lake Shore Gold Corp. announced that it expects to produce 120,000 to 135,000 ounces of gold in 2013 and reach its full production rate of 140,000 to 160,000 ounces by the end of 2013.

•              Gold — Australia:  Duketon gold production is expected to increase with Moolart Well being supplemented by a full year of Garden Well production. The operator, Regis Resources Ltd. (“Regis”), has announced plans to add a third operation, Rosemont, later in 2013.

•              Gold — Rest of World:  Palmarejo is expected to remain a significant revenue contributor and Coeur d’Alene Mines Corporation (“Coeur”) has forecasted 2013 gold production of 98,000 to 105,000 ounces. The Corporation’s 50% gold stream over Palmarejo includes an annual minimum provision of 50,000 ounces, payable monthly. At Mine Waste Solutions (“MWS”), the Corporation expects increased stream ounces in 2013 compared to 2012 reflecting fewer expected interruptions under the new ownership of AngloGold Ashanti Limited (“AngloGold Ashanti”). At Tasiast, where the Corporation has a 2% NSR, Kinross Gold Corporation (“Kinross”) has announced that it expects a reduction in its overall production for 2013 citing declining grades. Kinross’ updated pre-feasibility study for a mill expansion is expected in 2013. At Subika, royalty ounces are expected to be higher in 2013 as a full year of production will be earned as Subika surpassed aggregate production hurdles in Q3 2012. At Edikan, where the Corporation has an effective 1.5% NSR, Perseus has announced 2013 gold production guidance of 209,000 to 229,000 ounces.  At Cooke 4 (Ezulwini), the operation resumed production in November 2012 and fewer production interruptions are expected in 2013.

•              PGMs:  Sudbury stream ounces are expected to decline in 2013 as the operator, KGHM International Ltd. (“KGHM”) confirmed its intention to put Podolsky on care and maintenance. In addition, KGHM is expected to continue to focus on mining nickel ore at McCreedy which does not generate payable PGMs attributable to the Corporation. Development is ongoing at Morrison and production is expected to increase in 2013. At Stillwater, 2013 royalty ounces are expected to be consistent with historical levels.

•              Other minerals:  At the Peculiar Knob iron-ore project in South Australia, production has begun and the Corporation expects to receive full-year revenue in 2013.

•              Oil & Gas:  The Corporation expects 2013 revenue to be higher at $55 million to $65 million. This reflects the additional investments in the Weyburn Unit in 2012 offset partly by a price discount for Canadian oil.

In 2013, the Corporation is expecting to receive a total of 215,000 to 235,000 gold equivalent ounces from its mineral assets and $55 to $65 million in revenue from its oil & gas assets. This compares to approximately 230,000 gold equivalent ounces received from mineral assets and $40.9 million in revenue recorded from oil & gas assets in 2012.  Of the 215,000 to 235,000 gold equivalent ounces, the Corporation expects to receive 100,000 to 110,000 gold equivalent ounces in 2013 under its various stream agreements compared with 114,000 ounces in 2012.

Gold equivalent royalty and stream ounces are estimated for gross ounces, and in the case of stream ounces, before the payment of approximately $400 per gold equivalent ounce paid by the Corporation. Platinum and palladium metals have been converted to gold equivalent ounces using commodity prices of $1,600/oz Au, $1,600/oz Pt and $725/oz Pd.  The WTI oil price is assumed to average $90 per barrel with similar high discounts for Canadian oil as experienced in 2012.  2013 guidance assumes the continued steady state of operations from its assets and is also based on the assumptions set out above.

The Company expects to fund approximately $270.0 million in 2013 in connection with its precious metals stream agreement on Cobre Panama. (See Business Developments below). The Company has assumed no material change to the timing of development of the Cobre Panama project should First Quantum Minerals Ltd’s bid for Inmet Mining Corporation (“Inmet”) be successful.

Business Developments

a)             Weyburn Unit Net Royalty Interest

On November 13, 2012, the Company acquired a 11.7% net royalty interest (“NRI”) on the Weyburn Unit for C$400 million from Penn West Petroleum Ltd. and Penn West Petroleum. The acquisition increased the Company’s exposure to the Weyburn Unit, a long-life oil project located in Saskatchewan, and had an effective date of October 1, 2012.

b)             Cobre Panama Precious Metals Stream

On August 20, 2012, the Company and Inmet announced a $1.0 billion precious metals stream on the Cobre Panama copper project (“Cobre Panama”) which is owned 80% by Inmet and 20% by Korea Panama Mining Corp. Under the terms of the agreement, Franco-Nevada has committed to fund $1.0 billion of Inmet’s share of the development costs of Cobre Panama in exchange for the right to purchase the precious metals produced from Cobre Panama. Franco-Nevada’s $1.0 billion deposit will become available once Inmet’s aggregate funding for Cobre Panama has exceeded $1.0 billion, following which Franco-Nevada’s deposit will be drawn on a 1:3 ratio with Inmet’s subsequent funding. Franco-Nevada expects to fund the $1.0 billion in stages with approximately $270.0 million being funded in the second half of 2013.

The amount of gold and silver deliverable under the stream agreement is indexed to copper in concentrate produced from the entire project and approximates 86% of the payable precious metals attributable to Inmet’s 80% ownership. Under the terms of the precious metals stream agreement, Franco-Nevada will pay $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation) for the first 1,341,000 ounces of gold and 21,510,000 ounces of silver, respectively, delivered to Franco-Nevada under the agreement. Thereafter Franco-Nevada will pay the greater of $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation), respectively, and one half of the then prevailing market price.

c)              MWS and Cooke 4 (Ezulwini)

On July 20, 2012, First Uranium Corporation (“FIU”) sold MWS to AngloGold Ashanti Limited (“AngloGold”) and on August 1, 2012, FIU sold Cooke 4 (Ezulwini) to Gold One International (“Gold One”). AngloGold and Franco-Nevada have agreed that Franco-Nevada will be entitled to receive 25% of all the gold produced through the MWS plant including treatment of any AngloGold tailings until Franco-Nevada has received 312,500 ounces of gold starting January 1, 2012. Franco-Nevada will continue to receive 7% of all gold produced from Cooke 4 (Ezulwini).

d)             Timmins West Royalty and Equity Investment

On February 29, 2012, the Company acquired a 2.25% NSR royalty from Lake Shore Gold Corp. (“Lake Shore”) on the Timmins West Complex located in Ontario for $35.0 million in cash. In addition, the Company acquired 10,050,591 common shares of Lake Shore for C$15.0 million.

e)              Weyburn Unit

On February 23, 2012, the Company acquired an additional 1.15% Weyburn Unit working interest for C$55.5 million, increasing its total working interest in the Weyburn Unit to approximately 2.26%.

f)                Bronzewing NSR

On January 11, 2012, the Company and Navigator (Bronzewing) Pty Ltd amended the terms of the Company’s NSR on the Bronzewing project in Western Australia for a cash payment of Australian $4.5 million. Under the amended terms, the royalty rate of the NSR was increased to 2% and the royalty area was expanded to include all known mineral reserves and mineral resources.

All of the above mentioned acquisitions have been accounted for as asset acquisitions under IFRS.

g)             Credit Facility

On January 23, 2013, the Company replaced its $175.0 million credit facility with a four year $500.0 million revolving term credit facility. The $500.0 million facility is unsecured and is expected to provide increased flexibility for the Company.

i)                Dividend Policy

On November 6, 2012, the Board of Directors of the Company approved a plan to increase the monthly dividend to $0.06 per share effective January 2013. The Company’s annual dividend payments have increased from $0.22 per share in 2008 to $0.72 per share, on an annualized basis, an increase of approximately 227.3%. Shareholders can elect to receive their dividends in Canadian or U.S. dollars.

Selected Financial Information

(in millions of U.S. dollars, except per share amounts)	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010
Statement of Income (Loss) and Other Comprehensive Income (Loss)
Revenue	$427.0	$411.2	$227.2
Depletion and depreciation	126.7	130.6	88.6
Operating income	138.4	28.0	85.8
Net income (loss)	102.6	(6.8)	62.7
Basic earnings (loss) per share	$0.72	$(0.05)	$0.55
Diluted earnings (loss) per share	$0.71	$(0.05)	$0.55
Dividends declared per share	$0.60	$0.44	$0.37

Adjusted Net Income(1)	$171.0	$136.0	$52.1
Adjusted Net Income(1) per share	$1.19	$1.08	$0.46
Adjusted EBITDA(1)	$347.8	$327.3	$180.0
Adjusted EBITDA(1) per share	$2.43	$2.61	$1.58
Weighted Average Shares Outstanding	143.1	125.4	114.0

Statement of Cash Flows
Net cash provided by operating activities, before changes in non-cash assets and liabilities	$321.0	$271.1	$145.3
Net cash (used in) provided by investing activities	$(659.3)	$(225.3)	$157.4
Net cash provided by (used in) financing activities	$180.0	$323.7	$(30.1)

	December 31,	December 31,	December 31,
	2012	2011	2010
Statement of Financial Position
Cash and cash equivalents	$631.7	$794.1	$413.9
Short-term investments	148.2	16.7	133.8
Total assets	3,243.9	2,901.0	2,007.0
Deferred income tax liabilities	38.0	23.5	—
Total shareholders’ equity	3,149.1	2,834.2	1,980.6

Working capital(2)	$822.4	$851.1	$572.7
Debt	$ Nil	$ Nil	$ Nil

(1)         Adjusted Net Income and Adjusted EBITDA are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 19-22 of this MD&A.

(2)         Working capital is a non-IFRS financial measure with no standardized meaning under IFRS. The Company defines working capital as current assets less current liabilities.

Selected quarterly financial information from the Company’s financial statements is set out below: (in millions of U.S. dollars, except per share amounts)(1)

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2012	2012	2012	2012	2011	2011	2011	2011
Revenue	$114.1	$105.2	$102.7	$105.0	$118.5	$113.3	$106.3	$73.1
Cost and expenses	135.9 (2)	50.2	51.2	51.3	226.2 (2)	55.8	61.0	40.1
Operating income (loss)	(21.8)	55.0	51.5	53.7	(107.7)	57.5	45.3	33.0
Other income (expenses)	(0.4)	11.5	(0.3)	5.7	6.8	6.1	0.8	(2.7)
Income tax expense	10.9	14.5	14.3	12.6	4.5	19.5	12.8	9.1
Net income (loss)	(33.1)	52.0	36.9	46.8	(105.4)	44.1	33.3	21.2

Basic earnings (loss) per share	$(0.23)	$0.36	$0.26	$0.33	$(0.80)	$0.35	$0.27	$0.18
Diluted earnings (loss) per share	$(0.23)	$0.35	$0.25	$0.33	$(0.80)	$0.34	$0.26	$0.18

Adjusted Net Income(3)	47.0	45.3	35.1	43.6	40.8	39.8	33.2	22.1
Adjusted Net Income(3) per share	$0.32	$0.31	$0.24	$0.31	$0.31	$0.31	$0.26	$0.19
Adjusted EBITDA(3)	93.7	86.2	82.5	85.4	94.2	92.2	82.6	58.4
Adjusted EBITDA(3) per share	$0.65	$0.59	$0.57	$0.61	$0.72	$0.73	$0.65	$0.50

(1)         Due to rounding, amounts may not calculate.

(2)         Includes impairment charges on royalty, stream, working interests and investments.

(3)         Adjusted Net Income and Adjusted EBITDA are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 19-22 of this MD&A.

Overview of Financial Performance

Commodity Prices

The market prices of gold and PGMs are the primary drivers of the Company’s profitability and its ability to generate free cash flow for shareholders. The prices of gold and PGMs are subject to volatile price movements over short periods of time and are affected by numerous industry and macroeconomic factors that are beyond the Company’s control. Gold price volatility remained high in 2012, with the price ranging from $1,540 per ounce to $1,792 per ounce (based on the London PM Fixed quoted prices). The average market price for the year of $1,669 per ounce was an all-time record high and represented an increase of 6.4% over 2011. Gold has continued to attract investor interest through its role as a safe haven investment and store of value. Ongoing concerns over global economic growth, geopolitical issues, sovereign debt and deficit levels, bank stability, future inflation prospects and continuing accommodative monetary policies put in place by many of the world’s central banks has resulted in the significant volatility of the price of gold experienced in 2012.

Three months ended December 31, 2012

87.4% of the Company’s revenue was generated by precious metals in the three month period. The average gold price was $1,719 per ounce for the fourth quarter, a 2.0% increase over the average gold price for the comparable period of 2011 of $1,686 per ounce. Platinum and palladium prices averaged $1,603 and $654 per ounce, respectively, for the fourth quarter of 2012 which represented increases of 4.5% and 4.0%, respectively, over the average prices for the fourth quarter of 2011. Oil prices averaged $84 per barrel compared to $97 in the fourth quarter of 2011.

Twelve months ended December 31, 2012

For 2012, the average gold price was $1,669 per ounce compared with $1,569 per ounce for 2011, an increase of 6.4%. Platinum and palladium averaged $1,552 and $645 per ounce, respectively, which represented decreases of 9.8% and 12.1%, respectively, over the average prices for 2011 of $1,720 and $733 per ounce, respectively. Oil prices averaged $86 per barrel in 2012 compared to $95 per barrel in 2011.

Average Commodity Prices and Foreign Exchange Rates

	Three months ended December 31,
	2012	2011	2010
Gold/oz(1)	1,719	$1,686	$1,367
Platinum/oz(1)	1,603	$1,533	$1,696
Palladium/oz(1)	654	$629	$676
Oil/bbl(2)	84	$97	$81
1C$ = U.S.$(3)	1.0088	$0.9902	$0.9874

	Year ended December 31,
	2012	2011	2010
Gold/oz(1)	$1,669	$1,569	$1,225
Platinum/oz(1)	$1,552	$1,720	$1,610
Palladium/oz(1)	$645	$733	$526
Oil/bbl(2)	$86	$95	$78
1C$ = U.S.$(3)	$1.0004	$1.0151	$0.9712

(1)         London PM Fix - U.S.$

(2)         Canadian Par Average (40 API) C$

(3)         Average Bank of Canada noon rates in U.S.$

Currency exchange rates

The Company’s performance is impacted by foreign currency fluctuations of the Canadian dollar, Mexican peso and Australian dollar relative to the U.S. dollar. The largest exposure the Company has is with respect to the Canada/U.S. dollar exchange rate as the Company holds a significant amount of its assets in Canada and reports its results in U.S. dollars.

The effect of this volatility in these currencies against the U.S. dollar impacts the Company’s corporate administration, business development expenses and depletion on mineral and oil & gas interests incurred in its Canadian and Australian entities due to their respective functional currencies.

Three months ended December 31, 2012

The Canadian dollar experienced volatility against the U.S. dollar during the three months ended December 31, 2012, trading in a range of $0.9972 to $1.0243 compared to $0.9430 to $1.0065 for the comparable period of 2011. For the 2012 period, the Australian dollar traded in a range of $1.0186 to $1.0555 against the U.S. dollar compared to $0.9452 to $1.0706 for 2011.

Twelve months ended December 31, 2012

For 2012, the Canadian dollar traded in a range of $0.9599 to $1.0299 compared with $0.9430 and $1.0583 for 2011. The Australian dollar traded between $0.9689 and $1.0805 for 2012 and $0.9452 and $1.1025 for 2011.

Net Income (Loss)

Three Months 2012 to Three Months 2011

Net loss for the three months ended December 31, 2012 was $33.1 million, or $0.23 per share, compared with a net loss of $105.4 million, or $0.80 per share, for the three months ended December 31, 2011. The reduction in the net loss was driven primarily by (i) lower impairment charges in 2012 than 2011; (ii) lower costs of sales; and (iii) lower other expenses, partially offset by higher income tax expense and foreign exchange losses and other and lower revenue and gains on the sale of investments.

Net Income (Loss) Reconciliation - Q4 2011 to Q4 2012

(millions of U.S. dollars)

Adjusted Net Income for the three months ended December 31, 2012 was $47.0 million, or $0.32 per share, compared with an Adjusted Net Income of $40.8 million, or $0.31 per share, for the three months ended December 31, 2011. The increase in net income was driven primarily by (i) lower income tax expense in 2012 than 2011; (ii) lower costs of sales; and (iii) lower other expenses, partially offset by lower revenue in 2012 than 2011.

Adjusted Net Income Reconciliation - Q4 2011 to Q4 2012

(millions of U.S. dollars)

Fiscal 2012 to Fiscal 2011

Net income for the year ended December 31, 2012 was $102.6 million, or $0.72 per share, compared with a net loss of $6.8 million, or $0.05 per share, for the year ended December 31, 2011. The increase in net income was driven primarily by lower impairment charges recorded in 2012, higher revenue, higher foreign exchange gains and mark-to-market charges on warrants held, higher finance income due to higher cash balances in 2012, partially offset by lower gains on the sale of investments and a one-time recording of a gain on acquisition of Gold Wheaton in 2011 and lower income tax expense.

Net Income (Loss) Reconciliation - 2011 to 2012

(millions of U.S. dollars)

Adjusted Net Income for the year ended December 31, 2012 was $171.0 million, or $1.19 per share, compared with Adjusted Net Income of $136.0 million, or $1.08 per share, for the year ended December 31, 2011. The increase in Adjusted Net Income was driven primarily by higher revenue, higher interest income, lower costs of sales, lower income tax expense, lower depletion and lower other expenses.

Adjusted Net Income Reconciliation - 2011 to 2012

(millions of U.S. dollars)

Revenue

Revenue for the three and twelve months ended December 31, 2012 was $114.1 million and $427.0 million, respectively. This compares to $118.5 million and $411.2 million for the three and twelve months ended December 31, 2011. Revenue for the three and twelve months ended December 31, 2012 and 2011, respectively, was comprised of the following:

		Three Months	Three Months	Year	Year
		Ended	Ended	Ended	Ended
(in millions of U.S. dollars)		December 31,	December 31,	December 31,	December 31,
Property	Interest	2012	2011	2012	2011
Gold - United States
Goldstrike	NSR/NPI 2-4%/2.4-6%	$19.4	$9.0	$55.7	$45.0
Gold Quarry	NSR 7.29%	4.1	5.8	18.6	17.9
Marigold	NSR/GR 1.75-5%/0.5-4%	3.2	3.5	10.9	10.3
Bald Mountain	NSR/GR 0.875-5%	1.5	1.9	8.8	3.9
Mesquite	NSR 0.5-2%	0.8	1.2	3.9	4.8
Hollister	NSR 3-5%	1.0	1.1	3.2	5.0
Other		0.1	0.2	0.6	0.5

Gold - Canada
Sudbury	Stream 50%	3.9	4.0	15.4	14.3
Golden Highway	NSR 2-15%	4.3	3.8	14.3	10.8
Musselwhite	NPI 5%	1.7	5.1	6.3	5.1
Hemlo	NSR/NPI 3%/50%	3.3	0.5	7.5	1.4
Timmins West	NSR 2.25%	0.7	—	2.0	—
Other		0.2	1.0	0.5	0.8

Gold - Australia
Duketon	NSR 2%	1.9	1.0	5.3	3.1
Henty	GR 1/10%	0.2	1.7	2.7	4.5
South Kalgoorlie	NSR/GR 1.75%	0.4	0.2	1.3	0.9
Bronzewing	NSR 2%	0.6	0.2	2.3	0.9
Other		—	—	—	0.1

Gold - Rest of World
Palmarejo	Stream 50%	21.5	29.2	96.0	101.9
MWS	Stream 25%	6.2	10.5	33.0	32.3
Cooke 4 (Ezulwini)	Stream 7%	0.2	8.1	3.3	27.3
Tasiast	NSR 2%	1.3	1.3	6.4	2.8
Subika	NSR 2%	2.2	—	3.2	—
Cerro San Pedro	GR 1.95%	1.2	1.4	5.5	5.9
Edikan	NSR 1.5-3%	1.4	1.5	5.1	1.5
North Lanut	NSR 4%	0.9	0.8	2.6	2.8
Other		2.2	2.0	6.2	3.0
		84.4	95.0	320.6	306.8
PGMs
Stillwater	NSR 5%	3.7	3.9	17.3	23.1
Sudbury	Stream 50%	11.3	10.0	43.1	40.4
Pandora	NPI 5%	0.3	0.4	0.3	0.4
		15.3	14.3	60.7	63.9
Other Minerals
Mt Keith	NPI/GR 0.25%/0.375%	0.4	0.5	2.2	3.8
Other		1.0	0.3	2.6	1.8
		1.4	0.8	4.8	5.6
Oil & Gas
Weyburn Unit	11.7% NRI, ORR 0.44%, WI 2.26%	8.9	3.2	25.0	12.3
Midale Unit	ORR 1.14%, WI 1.59%	1.2	1.0	4.2	4.1
Edson	ORR 15%	1.1	1.7	3.9	7.7
Other	Various	1.8	2.5	7.8	10.8
		13.0	8.4	40.9	34.9
Revenue		$114.1	$118.5	$427.0	$411.2

Revenue for the three and twelve months ended December 31, 2012 and 2011 is presented by commodity, location and type of interest below:

	Revenue
	For the three months ended December 31,				For the twelve months ended December 31,
(in millions of U.S. dollars)	2012		2011		2012		2011
	$	%	$	%	$	%	$	%
Commodity
Gold	$84.4	74.0	95.0	80.2	320.6	75.1	306.8	74.6
PGM	15.3	13.4	14.3	12.1	60.7	14.2	63.9	15.5
Other Minerals	1.4	1.2	0.8	0.6	4.8	1.1	5.6	1.4
Oil & Gas	13.0	11.4	8.4	7.1	40.9	9.6	34.9	8.5
	$114.1	100.0	118.5	100.0	427.0	100.0	411.2	100.0
Location
United States	$34.1	29.9	26.7	22.5	120.0	28.1	111.6	27.1
Canada	38.4	33.6	32.8	27.7	130.2	30.5	107.7	26.2
Australia	4.2	3.7	3.8	3.2	15.1	3.5	13.9	3.4
International - Mexico	22.7	19.9	30.6	25.9	101.6	23.8	107.8	26.2
International - Other	14.7	12.9	24.6	20.7	60.1	14.1	70.2	17.1
	$114.1	100.0	118.5	100.0	427.0	100.0	411.2	100.0
Type
Revenue-based	$50.7	44.4	44.3	37.4	179.0	41.9	152.3	37.0
Streams	43.0	37.7	61.9	52.2	190.9	44.7	216.1	52.6
Profit-based	15.2	13.3	9.4	7.9	41.8	9.8	30.8	7.5
Working interests/other	5.2	4.6	2.9	2.5	15.3	3.6	12.0	2.9
	$114.1	100.0	118.5	100.0	427.0	100.0	411.2	100.0

The Company’s revenue is generated from various forms of agreements, ranging from NSRs, streams, NPIs, working interests and other. For definitions of the various types of agreements, please refer to the Company’s Annual Information Form filed on SEDAR at www.sedar.com or the Company’s Form 40-F filed on EDGAR at www.sec.gov.

Fourth Quarter 2012 to Fourth Quarter 2011

In the fourth quarter of 2012, revenue continues to be earned from royalty and stream interests in lower risk countries with 87.1% of revenue being generated from assets located in North America and Australia.

Gold Revenue

Gold revenue decreased to $84.4 million in the fourth quarter of 2012 compared to $95.0 million for the comparable period. The decrease is attributable to lower revenue from (i) Palmarejo which had lower production levels; (ii) Cooke 4 (Ezulwini) which did not benefit from minimum payment provisions in 2012 as they ceased at the end of 2011; (iii) MWS where labour strikes shutdown production for a portion of the quarter; and (iii) Musselwhite due to a one-time payment recorded in 2011 received for the settlement of outstanding issues. These decreases were partially offset by higher revenues earned from (i) Goldstrike as throughput increased in the 4th quarter of 2012 as maintenance activities at the roaster and autoclave facilities were completed earlier in the year; (ii) Hemlo as NPI payout thresholds were surpassed earlier in 2012; and (iii) a slightly higher average gold price.

The Company saw growth of 32.6% in gold revenue from its U.S. assets which generated $30.1 million in the fourth quarter of 2012 compared to $22.7 million in the fourth quarter of 2011. The increase was mainly due to higher production at Goldstrike ($10.4 million) which was partially offset by lower revenue from other U.S. assets due to lower production volumes.

Gold revenue from Canadian assets generated $14.1 million in the quarter with the greatest contributions coming from the Company’s Golden Highway assets ($4.3 million) operated by St Andrew Goldfields Ltd. (“St Andrews”) and Sudbury ($3.9 million) operated by KGHM International.

International assets generated $37.1 million in the three months ended December 31, 2012 compared to $54.8 million in the fourth quarter of 2011. The decrease of $17.7 million was attributable to (i) Cooke 4 (Ezulwini) ($7.9 million) as the minimum stream provisions ceased at the end of 2011; (ii) Palmarejo ($7.7 million) due to lower production; and (iii) MWS ($4.3 million) which was negatively impacted by labour strikes in the quarter. These decreases were partially offset by revenue generated from Subika ($2.2 million), a 2010 acquisition.

PGM Revenue

PGM revenue increased to $15.3 million for the three months ended December 31, 2012 compared with $14.3 million for the same period of the prior year which was attributable to higher average PGM prices in the period.

Oil & Gas Revenue

Oil & gas revenue was $13.0 million for the fourth quarter for 2012 compared with $8.4 million for the same period of 2011. The increase is due to higher revenue from the Weyburn unit due to the acquisition of the NRI in the fourth quarter of 2012.

Fiscal 2012 to Fiscal 2011

Gold Revenue

Gold revenue grew to $320.6 million in 2012 compared to $306.8 million for 2011, an increase of 4.5%. This increase is attributable to higher revenue from the Company’s assets in the U.S. ($14.3 million), Canada ($13.6 million) and Australia ($2.1 million) partially offset by lower revenue from international assets ($16.2 million).

The most significant movement in gold revenue came from the U.S. assets which increased by $14.3 million, or 16.4%. The increase was attributable to Goldstrike ($10.7 million) and Bald Mountain ($4.9 million) partially offset by other U.S. assets ($1.3 million).

The Company’s Canadian assets generated $46.0 million in 2012 compared to $32.4 million in 2011, an increase of 42.0%. The growth was mainly attributable to Hemlo ($6.1 million) as the NPI began generating revenue earlier in 2012, Golden Highway ($3.5 million) located in Timmins, Ontario and operated by St Andrews and Timmins West ($2.0 million), a 2012 acquisition.

Australian assets earned $11.6 million in gold revenue in 2012 compared with $9.5 million in 2011. Growth was attributable to higher production from Duketon, Bronzewing and South Kalgoorlie partially offset by lower production at Henty. The Company added to its Bronzewing royalty in early 2012 as discussed under Business Developments above.

The international gold assets contributed $161.3 million to gold revenue for the year, a decrease of $16.2 million over 2011. Cooke 4 (Ezulwini) generated $24.0 million less gold revenue in 2012 due to the expiry at the end of 2011 of minimum stream payments. In addition, lower production at Palmarejo, Cerro San Pedro and North Lanut resulted in revenue decreases of $5.9 million, $0.4 million and $0.2 million, respectively, from those assets. These decreases were partially offset by higher revenue from Tasiast ($3.6 million) due to higher production, Edikan ($3.6 million), a recent acquisition, and Subika ($3.2 million) where operations surpassed an aggregate production threshold earlier in 2012 and other assets ($3.9 million).

PGM Revenue

PGM revenue decreased to $60.7 million for 2012 compared with $63.9 million for 2011. Average lower PGM prices and lower production at Stillwater partially offset by higher production from the Sudbury assets were the main causes for the lower PGM revenue.

Oil & Gas Revenue

Oil & gas revenue was $40.9 million and $34.9 million, respectively, for the years ended December 31, 2012 and 2011. The increase is due to higher revenue from the Weyburn unit as the Company added to its Weyburn interest in 2012, as described above under Business Developments, which was partially offset by lower average oil & gas prices in 2012.

Costs and Expenses

Fourth Quarter 2012 to Fourth Quarter 2011

Costs and expenses for the three months ended December 31, 2012 were $135.9 million compared to $226.2 million in the three months ended December 31, 2011. The following table provides a list of the costs and expenses incurred by the Company for the three months ended December 31, 2012 and 2011.

	Three months ended December 31,
(in millions of U.S. dollars)	2012	2011	Variance
Costs of sales	$13.7	$17.4	$(3.7)
Depletion and depreciation	32.8	33.2	(0.4)
Corporate administration	5.8	5.6	0.2
Business development	0.9	1.3	(0.4)
Impairment of investments	8.6	17.5	(8.9)
Impairment of royalty, stream and working interests	74.1	151.2	(77.1)
	$135.9	$226.2	$(90.3)

Costs of sales, which comprises the cost of gold equivalent ounces purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $13.7 million for the fourth quarter of 2012 compared with $17.4 million for the fourth quarter of 2011. The decrease of $3.7 million is attributable to (i) lower cost of stream sales of $4.6 million due to lower production from the international stream assets, including Cooke 4 (Ezulwini), Palmarejo and MWS; partially offset by higher (i) oil & gas production taxes and operating costs of $0.5 million due to the acquisition of an additional Weyburn Unit working interest acquired in 2012 and (ii) Nevada net proceeds taxes of $0.4 million due to higher revenue from Goldstrike.

Depletion and depreciation totaled $32.8 million and $33.2 million for the three months ended December 31, 2012 and 2011, respectively. The decrease in depletion of $0.4 million is primarily due to lower depletion on Cooke 4 (Ezulwini) ($2.2 million), Gold Quarry ($1.4 million) and Palmarejo ($1.0 million); partially offset by increased depletion on the Company’s oil & gas assets ($1.6 million), Goldstrike ($1.6 million) and the Sudbury assets ($1.0 million).

Corporate administration increased to $5.8 million in the fourth quarter of 2012 from $5.6 million for the same period of the prior year. The increase is due to higher compensation expense of $1.2 million; partially offset by lower (i) NYSE fees of $0.4 million as the Company incurred initial registration fees with respect to the commencement of trading on the NYSE in September of 2011; (ii) stock-based compensation expense of $0.3 million; and (iii) other expenses of $0.3 million.

Business development expenses were $0.9 million and $1.3 million for the three months ended December 31, 2012 and 2011, respectively. Timing of incurring these costs will vary depending upon the timing and level of activity of the business development team on completing transactions.

Impairment of royalty, stream and working interests were $74.1 million for the three months ended December 31, 2012. The impairment charges were the result of an impairment analysis completed at the end of 2012 due to the presence of impairment indicators on the Company’s Arctic Gas exploration assets. In 2011, the Company recorded an impairment of $151.2 million on Ezulwini, Podolsky and certain exploration assets.

The Company determined that indications of impairment were evident following the announcement by Suncor energy Inc. (“Suncor”) of an impairment of its Arctic Gas interests in the fourth quarter of 2012, citing future development uncertainty. Suncor is the largest single interest holder in the Arctic Gas assets. The Company completed an impairment assessment and determined that the fair value less costs to sell its Arctic Gas interests was lower than the carrying value, prior to taking an impairment charge. An independent oil & gas reserve evaluation firm was retained to provide an evaluation of the Company’s Arctic Gas interests. A discounted cash flow model was used in determining fair value which took into consideration the development of the Arctic Gas fields using a LNG facility and ice-breaking LNG tankers, estimated annual production based on the known reserve and the future estimated natural gas prices.

The impairment analysis resulted in an impairment charge of $74.1 million on the Arctic Gas assets.

Key assumptions and sensitivity

The key assumptions used in determining the recoverable amount for the Arctic Gas assets are long-term natural gas prices and discount rates. The Company performed a sensitivity analysis on the key assumptions as described below. No reasonable change in the other key assumptions would have a significant impact on the recoverable amount of Arctic Gas assets. Management determined these estimates using the fair value less cost to sell approach which is deemed greater than the assets’ value in use.

The table below shows the impairment amounts when certain key assumptions are changed, in isolation, by 10% for long-term natural gas prices or 5% to the discount rate.

Key assumptions	Arctic Gas
Impairment recorded in statement of income (loss)	$74.1
Impairment recorded if, in isolation, a 10% change in long-term natural gas prices or a 5% change to the discount rate:
Long-term natural gas prices(a) increase by 10%	66.5
Long-term natural gas prices(a) decrease by 10%	77.4
Discount rate(b) increased to 20%	77.4
Discount rate(b) decreased to 10%	42.6

(a)         Natural gas prices

Projected future revenue reflects the Company’s estimates of future natural gas prices, which are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts. These estimates often differ from current price levels, but the methodology used is consistent with how a market participant would assess future long-term metals prices.

For 2012, the impairment analysis used a long-term natural gas price of C$3.60/Mcf.

(b)         Discount rates

For 2012, the impairment analysis used a 15% discount rate for Arctic Gas taking into account market view for evaluating oil & gas assets and the risk associated with the Arctic Gas assets.

Impairment of investments was $8.6 million in the fourth quarter of 2012 due to certain investments which have experienced a significant or prolonged decline in fair value (2011 - $17.5 million).

Other Income/Expenses

Other income/expenses comprise foreign exchange gains and losses, mark-to-market adjustments on the fair value of warrants held by the Company and gains and losses from the sale of gold where settlement of the royalty/stream obligation is taken in kind from the operators.

Other expenses for the three months ended December 31, 2012 were $1.6 million compared to other income of $5.6 million in the three months ended December 31, 2011. The following table provides a list of the other income/expenses incurred by the Company for the three months ended December 31, 2012 and 2011.

	Three months ended December 31,
(in millions of U.S. dollars)	2012	2011	Variance
Foreign exchange gain	$0.2	$0.6	$(0.4)
Mark-to-market gain (loss) on warrants	(1.6)	3.0	(4.6)
Loss on sale of gold	(0.2)	—	(0.2)
Gain on sale of investments	—	2.0	(2.0)
	$(1.6)	$5.6	$(7.2)

Foreign exchange gains include foreign exchange movements related to investments in bonds and other debt securities, such as government and corporate bonds, treasury bills and intercompany loans, held in the parent Company, which are denominated in either U.S. dollars or Mexican pesos. The parent Company’s functional currency is the Canadian dollar. Under IFRS, all foreign exchange changes related to the debt securities are recorded in net income as opposed to other comprehensive income.

Foreign exchange loss and other expenses were $1.6 million in the fourth quarter of 2012 (2011 - gain of $5.6 million) which was comprised of $0.2 million related to foreign exchange gains on intercompany debt securities (2011 - $0.6 million), $1.6 million related to the mark-to-market losses related to publicly-traded warrants held (2011 - gain of $3.0 million) and loss on the sale of gold of $0.2 million (2011 - Nil). In 2011, the Company recorded $2.0 million in gains on the sale of certain investments in the open market.

Finance Costs and Finance Income

For the quarter ended December 31, 2012, finance income was $1.4 million (2011 - $1.4 million) which was earned on the Company’s cash equivalents and/or short-term investments. Finance costs consist of the costs of maintaining the Company’s credit facility in addition to the amortization of the initial set-up costs incurred with respect to the facility.

For the quarter ended December 31, 2012, standby fees were $0.1 million (2011 - $0.2 million) and amortization of issuance costs were $0.1 million (2011- $0.1 million).

Income Taxes

For the quarter ended December 31, 2012, the Company had an income tax expense of $10.9 million (2011 - $4.5 million). This is comprised of a current income tax expense of $11.4 million (2011 - $18.8 million) and a deferred income tax recovery of $0.5 million (2011 - recovery of $14.3 million) related to the Company’s Canadian and Mexican entities partially offset by deferred income tax recoveries in Australia, Barbados and the U.S. The Company’s effective tax rate decreased in the fourth quarter of 2012 as a result of an impairment charge recorded in 2012 for which no deferred taxes were recognized.

Fiscal 2012 to Fiscal 2011

Costs and expenses for 2012 were $288.6 million compared to $383.2 million for 2011. The following table provides a list of the costs and expenses incurred by the Company for 2012 and 2011.

(in millions of U.S. dollars)	2012	2011	Variance
Costs of sales	$59.2	$63.3	$(4.1)
Depletion and depreciation	126.7	130.6	(3.9)
Impairment of investments	8.6	17.5	(8.9)
Impairment of royalty, stream and working interests	74.1	151.2	(77.1)
Corporate administration	17.4	18.0	(0.6)
Business development	2.6	2.6	—
	$288.6	$383.2	$(94.6)

Costs of sales, which comprises the cost of gold equivalent ounces purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $59.2 million for the year compared with $63.3 million for 2011. The decrease of $4.1 million is attributable to lower (i) cost of stream sales ($7.7 million) due to lower stream ounces from the international assets; and (ii) Montana net proceeds taxes ($0.4 million) due to lower revenue from Stillwater; partially offset by higher (i) oil & gas production taxes and operating costs ($3.3 million) due to the additional Weyburn Unit working interest acquired in 2012; and (ii) Nevada net proceeds taxes ($0.7 million) on the Company’s Nevada assets.

Depletion and depreciation totaled $126.7 million and $130.6 million for 2012 and 2011, respectively. Depletion for 2012 was lower due to (i) Cooke 4 (Ezulwini) ($5.2 million) due to lower revenue as minimum payment provisions ceased at the end of 2011; (ii) Stillwater ($2.8 million) due to lower production and average prices; (iii) oil & gas assets ($2.5 million); partially offset by higher depletion on (i) MWS ($4.7 million); and (ii) other assets ($1.9 million).

Corporate administration decreased to $17.4 million in 2012 from $18.0 million for 2011. The decrease of $0.6 million is due to lower (i) stock-based compensation ($1.6 million); and (ii) TSX and NYSE filing fees ($0.5 million); partially offset by higher (i) compensation expense ($1.6 million) due to an increase in overall head count; and (ii) other expenses ($0.1 million).

Business development expenses were $2.6 million for each of 2012 and 2011. Timing of incurring these costs will vary depending upon the timing and level of activity of the business development team on completing transactions.

Other Income/Expenses

Other income for 2012 was $8.0 million compared to $9.1 million in 2011. The following table provides a list of the other income incurred by the Company for the years ended December 31, 2012 and 2011.

(in millions of U.S. dollars)	2012	2011	Variance
Foreign exchange gain (loss)	$0.1	$(3.1)	$3.2
Mark-to-market gain on warrants	8.2	—	8.2
Loss on sale of gold	(0.3)	—	(0.3)
Loss from equity investee	—	(1.7)	1.7
Gain on sale of investments	—	8.2	(8.2)
Gain on acquisition of Gold Wheaton	—	5.7	(5.7)
	$8.0	$9.1	$(1.1)

Foreign exchange gains and other income was $8.0 million for 2012 (2011 - $9.1 million) which was comprised of $0.1 million related to foreign exchange gains on intercompany debt securities (2011 - loss of $3.1 million), $8.2 million related to the mark-to-market gains related to publicly-traded warrants held by Gold Wheaton (2011 - Nil) and loss on the sale of gold of $0.3 million (2011 - Nil). In 2011, the Company recorded a gain on the acquisition of Gold Wheaton of $5.7 million which occurred on March 14, 2011, a loss from an equity investee of $1.7 million in connection with the acquisition of Gold Wheaton and a gain on the sale of available-for-sale investments of $8.2 million.

Finance Costs and Finance Income

For the year ended December 31, 2012, finance income was $9.6 million (2011 - $4.3 million) which was earned on the Company’s cash equivalents and/or short-term investments. For 2012, standby fees were $0.6 million (2011 - $0.9 million) and amortization of issuance costs were $0.5 million (2011- $0.4 million). In 2011, the Company restructured its credit facility and expensed $0.9 million related to the previous facility and incurred $0.1 million in interest related to the acquisition of Gold Wheaton on March 14, 2011.

Income Taxes

For the year ended December 31, 2012, the Company had an income tax expense of $52.3 million (2011 - $45.9 million). This is comprised of a current income tax expense of $38.3 million (2011 - $51.0 million) from the Company’s U.S., Mexican and Australian entities partially offset by an income tax recovery in Canada; and a deferred income tax expense of $14.0 million (2011 - recovery of $5.1 million) related to the Company’s Canadian and the U.S. entities partially offset by deferred income tax recoveries in Mexico, Barbados and Australia. The Company’s effective tax rate decreased to 33.8% (2011 - 117.4%) which is attributable to lower impairment charges being recorded in 2012 with no associated deferred taxes being recorded.

Non-IFRS Financial Measures - EBITDA, Adjusted EBITDA and Adjusted Net Income

Adjusted EBITDA for the three and twelve months ended December 31, 2012 and 2011 is presented by commodity, location and type of interest below:

	Adjusted EBITDA
For the three months ended December 31,		2012		2011
(in millions of U.S. dollars)	$	%	$	%
Commodity
Gold	$70.6	75.3	$76.1	80.8
PGM	11.3	12.1	10.7	11.4
Other	10.5	11.2	0.7	0.7
Oil & Gas	1.3	1.4	6.7	7.1
	$93.7	100.0	$94.2	100.0
Location
United States	$30.4	32.4	$23.8	25.2
Canada	30.6	32.7	26.2	27.8
Australia	4.0	4.2	3.6	3.8
International - Mexico	16.4	17.5	22.0	23.4
International - Other	12.3	13.2	18.6	19.8
	$93.7	100.0	$94.2	100.0
Type
Revenue-based	$45.5	48.6	$39.8	42.3
Streams	30.2	32.2	43.4	46.1
Profit-based	13.6	14.5	8.6	9.1
Working interests and other	4.4	4.7	2.4	2.5
	$93.7	100.0	$94.2	100.0

	Adjusted EBITDA
For the twelve months ended December 31,		2012		2011
(in millions of U.S. dollars)	$	%	$	%
Commodity
Gold	$265.3	76.3	$243.0	74.2
PGM	46.6	13.4	50.1	15.3
Other	4.5	1.3	5.3	1.6
Oil & Gas	31.4	9.0	28.9	8.9
	$347.8	100.0	$327.3	100.0
Location
United States	$108.1	31.1	$100.4	30.7
Canada	102.6	29.5	85.3	26.1
Australia	14.3	4.1	13.2	4.0
International - Mexico	74.1	21.3	76.4	23.4
International - Other	48.7	14.0	52.0	15.8
	$347.8	100.0	$327.3	100.0
Type
Revenue-based	$160.9	46.2	$137.5	42.0
Streams	137.2	39.4	151.9	46.4
Profit-based	37.8	10.9	27.9	8.5
Working interests and other	11.9	3.5	10.0	3.1
	$347.8	100.0	$327.3	100.0

EBITDA and EBITDA per share

EBITDA and EBITDA per share are non-IFRS financial measures, which excludes the following from net income and earnings per share (“EPS”):

•                  Income tax expense;

•                  Finance costs;

•                  Finance income; and

•                  Depletion and depreciation.

Management believes that EBITDA and EBITDA per share are valuable indicators of the Company’s ability to generate liquidity by producing operating cash flow to (i) fund working capital needs; (ii) service working interest capital requirements; (iii) fund acquisitions; and (iv) fund dividend payments. Management uses EBITDA and EBITDA per share for this purpose. EBITDA is frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor of an “EBITDA multiple” that is based on observed or an inferred relationship between EBITDA and market valuations to determine the approximate total enterprise value of a company.

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which excludes the following from net income and EPS:

•                  Income tax expense;

•                  Finance costs;

•                  Finance income;

•                  Foreign exchange gains/losses and other expenses;

•                  Gains and losses on the sale of investments;

•                  Income and losses from equity investees;

•                  Impairment charges related to royalty, stream and working interests and investments; and

•                  Depletion and depreciation.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA and Adjusted EBITDA per share allow investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results.

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which excludes the following from net income and EPS:

•                  Foreign exchange gains/losses and other expenses;

•                  Gains and losses on the sale of investments;

•                  Impairment charges related to royalty, stream and working interests and investments;

•                  Unusual non-recurring items; and

•                  Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted Net Income and Adjusted Net Income per share allow investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income and EPS in these measures include items that are both recurring and nonrecurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results.

As noted, the Company uses these measures for its own internal purposes. Management’s internal budgets and forecasts do not reflect potential impairment charges, fair value changes or foreign currency translation gains or losses. Consequently, the presentation of these non-IFRS financial measures enables investors and analysts to better understand the underlying operating performance of our business through the eyes of management. Management periodically evaluates the components of these non-IFRS financial measures based on an internal assessment of performance metrics that it believes are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by analysts and other royalty/stream companies.

EBITDA, EBITDA per share, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA, EBITDA per share, Adjusted EBITDA and Adjusted EBITDA per share exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, EBITDA per share, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted Net Income and Adjusted Net Income per share differently.

Non-IFRS Financial Measures - Reconciliation

Below are reconciliations of Net Income to EBITDA, EPS to EBITDA per share, Net Income to Adjusted EBITDA, EPS to Adjusted EBITDA per share, Net Income to Adjusted Net Income and EPS to Adjusted Net Income per share for the three and twelve months ended December 31, 2012 and 2011, respectively:

	Three months ended		Year ended
	December 31,		December 31,
(in millions except per share amounts)	2012	2011	2012	2011
Net Income (Loss)	$(33.1)	$(105.4)	$102.6	$(6.8)
Income tax expense	10.9	4.5	52.3	45.9
Finance costs	0.2	0.2	1.1	2.3
Finance income	(1.4)	(1.4)	(9.6)	(4.3)
Depletion and depreciation	32.8	33.2	126.7	130.6
EBITDA	$9.4	$(68.9)	$273.1	$167.7
Earnings (loss) per share	$(0.23)	$(0.80)	$0.72	$(0.05)
Income tax expense	0.07	0.04	0.36	0.36
Finance costs	—	—	0.01	0.02
Finance income	(0.01)	(0.01)	(0.07)	(0.03)
Depletion and depreciation	0.23	0.25	0.89	1.04
EBITDA per share	0.06	(0.52)	1.91	1.34
Basic Weighted Average Shares Outstanding	145.3	131.3	143.1	125.4
Net Income (Loss)	$(33.1)	$(105.4)	$102.6	$(6.8)
Income tax expense	10.9	4.5	52.3	45.9
Finance costs	0.2	0.2	1.1	2.3
Finance income	(1.4)	(1.4)	(9.6)	(4.3)
Depletion and depreciation	32.8	33.2	126.7	130.6
Impairment on royalty/stream/working interests	74.1	151.2	74.1	151.2
Impairment on investments	8.6	17.5	8.6	17.5
Foreign exchange gains/losses and other expenses	1.6	(3.6)	(8.0)	3.1
Loss from equity investee	—	—	—	1.7
Gain on investments	—	(2.0)	—	(13.9)
Adjusted EBITDA	$93.7	$94.2	$347.8	$327.3
Earnings (loss) per share	$(0.23)	$(0.80)	$0.72	$(0.05)
Income tax expense	0.08	0.04	0.36	0.36
Finance costs	—	—	0.01	0.02
Finance income	(0.01)	(0.01)	(0.07)	(0.03)
Depletion and depreciation	0.23	0.25	0.89	1.04
Impairment on royalty/stream/working interests	0.51	1.15	0.52	1.21
Impairment on investments	0.06	0.13	0.06	0.14
Foreign exchange gains/losses and other expenses	0.01	(0.03)	(0.06)	0.02
Loss from equity investee	—	—	—	0.01
Gain on investments		(0.01)	—	(0.11)
Adjusted EBITDA per share	$0.65	$0.72	$2.43	$2.61

Continued...

	Three months ended December 31,		Year ended December 31,
(in millions except per share amounts)	2012	2011	2012	2011
Net Income (Loss)	$(33.1)	$(105.4)	$102.6	$(6.8)
Foreign exchange (gain) loss and other expenses, net of income tax	(0.5)	(0.3)	(0.1)	2.9
Gain on acquisition of Gold Wheaton/sale of investments, net of income tax	—	(1.2)	—	(20.0)
Mark-to-market changes on derivative, net of income tax	1.4	(2.1)	(7.2)	—
Loss from equity investee, net of income tax	—	—	—	1.7
Impairment of stream/royalty/working interests, net of income tax	74.1	130.2	74.1	130.2
Impairment of investments, net of income tax	7.6	15.1	7.6	15.1
Transaction costs of Gold Wheaton, net of income tax	—	—	—	7.8
Foreign withholding taxes	—	4.5	(3.5)	4.5
One-time deferred tax recovery charge	(2.5)	—	(2.5)	—
Credit facility costs written off, net of income tax	—	—	—	0.6
Adjusted Net Income	$47.0	$40.8	$171.0	$136.0
Earnings (loss) per share	$(0.23)	$(0.80)	$0.72	$(0.05)
Foreign exchange (gain) loss and other expenses, net of income tax	—	—	—	0.02
Gain on acquisition of Gold Wheaton/sale of investments, net of income tax	—	(0.01)	—	(0.16)
Mark-to-market changes on derivative, net of income tax	0.01	(0.02)	(0.05)	—
Loss from equity investee, net of income tax	—	—	—	0.01
Impairment of stream/royalty/working interests, net of income tax	0.51	0.99	0.52	1.04
Impairment of investments, net of income tax	0.05	0.12	0.04	0.12
Transaction costs of Gold Wheaton, net of income tax	—	—	—	0.06
Foreign withholding taxes		0.03	(0.02)	0.04
One-time deferred tax recovery charge	(0.02)	—	(0.02)	—
Credit facility costs written off, net of income tax	—	—	—	—
Adjusted Net Income per share	$0.32	$0.31	$1.19	$1.08

Financial Position, Liquidity and Capital Resources

Operating Cash Flow

Cash provided by operating activities before changes in non-cash assets and liabilities, relating to operating activities, was $84.2 million and $74.8 million for the three months ended December 31, 2012 and 2011, respectively. For the years ended December 31, 2012 and 2011, cash provided by operating activities before changes in non-cash assets and liabilities was $321.0 million and $271.1 million, respectively. The increase was attributable to higher revenues earned in 2012 compared to 2011.

Investing Activities

Net cash used in investing activities during the three months ended December 31, 2012 was $381.9 million compared with net cash provided by $19.4 million for the three months ended December 31, 2011. Cash was used primarily for the purchase of the Weyburn unit NRI in the fourth quarter of 2012. For the year ended December 31, 2012 and 2011, net cash used in investing activities was $659.3 million and $225.3 million, respectively.

The Company invests its excess funds in various treasury bills of the U.S. government, Canadian federal and provincial governments and high quality corporate bonds. As at December 31, 2012, the investments had various maturities upon acquisition of between 7 and 183 days. Accordingly, as at December 31, 2012, those investments with maturities of three months or less upon acquisition are classified as “cash and cash equivalents” and those with maturities greater than three months upon acquisition are classified as “short-term investments”.

Financing Activities

Net cash used by financing activities was $20.0 million for the three months ended December 31, 2012 compared to net cash provided by financing activities of $352.5 million for the three months ended December 31, 2011. The decrease is due to lower proceeds from an equity issue and the exercise of warrants and stock options in the fourth quarter of 2012 compared to the fourth quarter of 2011. Net cash generated from financing activities was $180.0 million for the twelve months ended December 31, 2012 compared with net cash generated of $323.7 million for 2011. The decrease is due to the proceeds from the equity financing completed in December of 2011.

Cash Resources and Liquidity

Management’s objectives when managing the Company’s capital are to:

(a)         ensure that the Company maintains the level of capital necessary to meet requirements; and

(b)         provide shareholders with sustained growth in shareholder value by increasing shareholders’ equity.

As at December 31, 2012, the Company’s cash, cash equivalents and short-term investments totaled $779.9 million (2011 - $810.8 million). In addition, the Company held available-for-sale investments at December 31, 2012 with a combined value of $108.4 million (2011 - $74.4 million), of which $73.9 million was held in publicly traded equity instruments (2011 - $44.1 million). Working capital as at December 31, 2012 was $822.4 million compared with $851.1 million as at December 31, 2011. The decrease is largely due to the acquisitions as outlined above under Business Developments and the payment of the Company’s monthly dividend offset by the cash generated from ongoing operations.

The Company’s near-term cash requirements include corporate administration costs, certain costs of operations, declared dividends and income taxes directly related to the recognition of royalty and stream revenues. As a royalty/stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests’ capital commitments. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities or use of the Company’s credit facility.

The Company believes that its current cash resources, in addition to its available credit facility, and future cash flows will be sufficient to cover the cost of administrative expenses, costs of operations and dividend payments for the foreseeable future.

Ore and refined gold purchase commitments

The Company has certain ore and refined gold purchase commitments related to its stream agreements once the ore is produced from the mining activities.

Cobre Panama Precious Metals Stream

On August 20, 2012, the Company announced the acquisition of a precious metals stream on Inmet’s Cobre panama copper project in Panama. Franco-Nevada has committed to fund a $1.0 billion deposit for development of the Cobre Panama project, to be drawn down on a 1:3 ratio with Inmet’s funding after Inmet’s aggregate funding for the project has exceeded $1.0 billion.  Franco-Nevada expects to fund the $1.0 billion in stages over a three year period with the first draw expected in mid 2013.

Under the terms of the precious metals stream agreement, Franco-Nevada will pay $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation) for the first 1,341,000 ounces of gold and 21,510,000 ounces of silver, respectively, delivered to Franco-Nevada under the agreement. Thereafter Franco-Nevada will pay the greater of $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation), respectively, and one half of the then prevailing market price. The gold and silver delivered under the precious metals stream agreement is indexed to the copper-in-concentrate produced from the Cobre Panama project.

New Prosperity Gold Stream

Pursuant to a purchase and sale agreement dated May 12, 2010, the Company committed to fund a $350.0 million deposit and acquire 22% of the gold produced pursuant to a gold stream agreement with Taseko Mines Limited (“Taseko”) on Taseko’s New Prosperity copper-gold project located in British Columbia. Franco-Nevada will provide the $350.0 million deposit for the construction of New Prosperity advanced pro-rata with other financing for the project once the project is fully permitted and financed, and has granted Taseko one special warrant. Franco-Nevada’s financing commitment remained available to Taseko provided the project was fully permitted and financed by May 2012 unless it is terminated by Franco-Nevada. The Company has not terminated this option. Once the project is fully permitted and financed, the special warrant will be exchangeable, without any additional consideration, into two million purchase share warrants. Each purchase share warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 at any time before June 16, 2017. In addition, Franco-Nevada will pay Taseko the lower of $400 per ounce (subject to an inflation adjustment) or the prevailing market price for each ounce of gold delivered under the agreement.

Capital Resources

As of March 19, 2013, the Company has the entire amount of $500.0 million, or its Canadian dollar equivalent, available under its credit facility. Advances under the facility bear interest depending upon the currency of the advance and the Company’s leverage ratio. As of March 19, 2013, U.S. and Canadian dollar advances under the facility would bear interest rates of 4.00% and 3.25%, respectively. The Company can also draw funds using LIBOR 30-day rates plus 125 basis points under its new credit facility.

For the three and twelve months ended December 31, 2012, standby fees of $0.1 million (2011 - $0.2 million) and $0.6 million (2011 - $0.9 million), respectively, were incurred and paid.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period. Actual results could be materially different from those estimates.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values are:

Proven and Probable Reserves

Determination of proven and probable reserves by the operators associated with the Company’s royalty, stream and working interests impact the measurement of the respective assets. The use of estimated reserve and resource prices and operators’ estimates of proven and probable reserves and production costs (including capital, operating and reclamation costs) related to the Company’s royalty and stream interests are subject to significant risks and uncertainties. These estimates affect depletion of the Company’s royalty, stream and working interests and the assessment of the recoverability of the carrying value of royalty, stream and working interests.

Impairment of Non-Current Assets

Assessment of impairment of royalty, stream and working interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s royalty, stream and/or working interests. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/ resource conversion, net asset value multiples, foreign exchange rates, future capital expansion plans and the associated production implications. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests could impact the impairment analysis.

Purchase Price Allocation

Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally requires a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Income Taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable profit. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets. The Company holds royalty, stream and working interests in a number of global jurisdictions and is subject to the various tax regimes in place in these jurisdictions. As such, the Company is required to assess and estimate the appropriate accounting for current and deferred income taxes that the Company is exposed to.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Outstanding Share Data

The Company is authorized to issue an unlimited number of common and preferred shares. A detailed description of the rights, privileges, restrictions and conditions attached to the authorized shares of the Company is included in the Company’s Annual Information Form for the year ended December 31, 2012, a copy of which can be found on SEDAR at www.sedar.com.

As of March 19, 2013, the number of common shares of the Company outstanding or issuable pursuant to other outstanding securities of the Company is as follows:

Common Shares	Number
Outstanding	146,730,310
Issuable upon exercise of Franco-Nevada warrants(1)	6,510,769
Issuable upon exercise of Franco-Nevada options(2)	2,001,096
Issuable upon exercise of Gold Wheaton (now Franco-Nevada GLW Holdings Corp.) warrants(3)	4,181,750
Issuable upon exercise of Gold Wheaton (now Franco-Nevada GLW Holdings Corp.) options(4)	233,716
Issuable upon exercise of special warrant(5)	2,000,000
Issuable upon vesting of Franco-Nevada RSUs	103,071
Diluted common shares	161,760,712

Notes:

(1)         The warrants have an exercise price of C$75.00 per share and an expiry date of June 16, 2017.

(2)         There were 2,001,096 stock options under the Company’s share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.20 to C$57.57 per share.

(3)         In connection with the acquisition of Gold Wheaton, the Company reserved for issuance 6,126,750 common shares in connection with warrants that were outstanding upon the closing. To-date 1,944,988 Franco-Nevada common shares have been issued upon the exercise of the Gold Wheaton warrants. With respect to the warrants, 25,999,998 warrants (4,045,600 equivalent Franco-Nevada common shares) have an expiry date of July 8, 2013 and an exercise price of C$10.00 (C$64.27 per share equivalent exercise price) and 875,000 warrants (136,150 equivalent Franco-Nevada common shares) have an expiry date of May 26, 2014 and an exercise price of C$5.00 (C$32.13 per share equivalent exercise price). Holders of these warrants, which are now warrants of the Company’s wholly-owned subsidiary Franco-Nevada GLW Holdings Corp., are entitled to receive, at each warrant holder’s election at the time of exercise, either (i) 0.1556 of a Franco-Nevada common share; or (ii) C$5.20 in cash.

			Number of	Equivalent		Equivalent
			Gold Wheaton	Franco-Nevada		Franco-Nevada
	Exercise Price		Warrants	Exercise Price		Common Shares
July 8, 2013	C$	10.00	25,999,998	C$	64.27	4,045,600
May 25, 2014	C$	5.00	875,000	C$	32.13	136,150
Total			26,874,998			4,181,750

(4)         In connection with the acquisition of Gold Wheaton, the Company reserved for issuance 730,698 common shares in connection with options that were outstanding upon closing, with exercise prices ranging between C$2.50 and C$6.00 for 0.1556 of a Franco-Nevada common share. To date, 496,982 Gold Wheaton stock options have been exercised.

(5)         In connection with the transaction with Taseko Mines Limited, one special warrant was granted to Taseko which will be exchangeable in 2,000,000 purchase share warrants once the project gets fully permitted and financed. Each warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 per share before June 16, 2017.

The Company has not issued any preferred shares.

Risk Factors

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of operations of the Company. This discussion, by its nature, is not all-inclusive. It is not a guarantee that other factors will or will not affect the Company in the future. For additional information with respect to risks and uncertainties, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Fluctuation in Commodity Prices

Commodity prices have fluctuated widely in recent years. The marketability and price of metals, minerals, oil and gas on properties for which the Company holds interests will be influenced by numerous factors beyond the control of the Company and which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Significance of the Goldstrike Royalties and Palmarejo Gold Stream

The Goldstrike royalties and the Palmarejo gold stream are currently significant to the Company. As a result, any adverse issues associated with financial viability, production and/or the recoverability of reserves from these projects and the associated portions over which the Company has a royalty or stream interest, could have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Foreign Currency Fluctuations

The Company’s royalty/stream interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate the risk of all adverse effects and, accordingly, the Company may suffer losses due to foreign currency rate fluctuations.

The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from the translation of transactions denominated in a foreign currency. During 2012, the Company’s foreign exchange risk for its Canadian, Australian and Mexican operations arose primarily with respect to the U.S. dollar.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s internal control over financial reporting and other financial disclosure and the Company’s disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

An evaluation was carried out under the supervision of the Company’s CEO and CFO and with the participation of the Company’s management, of the effectiveness of the design and operation of the Company’s internal control over financial reporting, and based on that evaluation the CEO and CFO have concluded that as of December 31, 2012, the Company’s internal control over financial reporting was effective.

An evaluation was also carried out under the supervision of the Company’s CEO and CFO and with the participation of the Company’s management, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined under applicable Canadian securities laws and in Rule 13a - 15(e) and Rule 15d - 15(e) under the U.S. Securities Exchange Act of 1934), and based on that evaluation the CEO and the CFO have concluded that as of December 31, 2012, the Company’s disclosure controls and procedures were effective.

For the three months and year ended December 31, 2012, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s report of management’s assessment regarding internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the U.S. Securities Exchange Act of 1934) is included in the Management’s Report on Internal Control over Financial Reporting that accompanies the Company’s Annual Consolidated Financial Statements for the fiscal year ended December 31, 2012. The effectiveness of the Company’s internal control over financial reporting as at December 31, 2012 has been audited by PricewaterhouseCoopers LLP, Chartered Accountants, independent auditors, as stated in their report on the Company’s Annual Consolidated Financial Statements for the fiscal years ended December 31, 2012.

Cautionary Statement on Forward Looking Information

This MD&A contains certain “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized.  Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements.  A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation, fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil & gas), fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the US dollar, changes in national and local government legislation, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held, risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators, influence of macroeconomic developments, business opportunities that become available to, or are pursued by Franco-Nevada, reduced access to debt and equity capital, litigation, title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, whether or not the Company is determined to have PFIC status, excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, rate and timing of production differences from resource estimates, risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest, and the integration of acquired assets.  The forward looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation, the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, no material adverse change in the market price of the commodities that underlie the asset portfolio, the Company’s ongoing income and assets relating to determination of its PFIC status, no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest, accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production, integration of acquired assets and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.  However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and readers are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, readers should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of this MD&A, as well as Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and Franco-Nevada’s most recent Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.  The forward looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.